KH 3/12

[redacted]

12013762

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2012
Washington, DC
123

SEC FILE NUMBER
8- 18463

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/1/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CBG Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2101 NW Corporate Boulevard, Suite 402
(No. and Street)

Boca Raton (City) | Florida (State) | 33431 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Weinberger | (561) 900 - 9380
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sherb & Co., LLP
(Name – *if individual, state last, first, middle name*)

7900 Glades Road, Suite 540 (Address) | Boca Raton (City) | FL (State) | 33434 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/02

OATH OR AFFIRMATION

I, Carleton Boothe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CBG Financial Group, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO / Pres

Title

Notary Public

TRACY HYDE
Commission # EE 038911
Expires November 8, 2014
Bonded Thru Troy Fain Insurance

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

S&Co.
SHERB & CO., LLP
Certified Public Accountants

7900 Glades Road, Suite 540
Boca Raton, FL 33434
Tel: 561.886.4200
Fax: 561.886.3330
e-mail: info@sherbcpa.com

Offices in New York and Florida

INDEPENDENT AUDITOR'S REPORT

To the Shareholder
CBG Financial Group, Inc.

We have audited the accompanying statement of financial condition of CBG Financial Group, Inc. as of December 31, 2011, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CBG Financial Group, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sherb & Co., LLP
Certified Public Accountants

Boca Raton, Florida
February 23, 2012

CBG Financial Group, Inc.
Statement of Financial Condition
December 31, 2011

ASSETS

Cash	$ 454,839
Due from clearing broker	317,612
Other assets	373,097
Furniture and fixtures, net	68,833
Due from brokers	25,072
Total assets	$ 1,239,453

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 183,370
Commissions payable	140,608
Total liabilities	323,978
Shareholder's equity:	
Common stock, no par value; 1,000 shares authorized 100 shares issued and outstanding	456,410
Retained Earnings	459,065
Total shareholder's equity	915,475
Total liabilities and shareholder's equity	$ 1,239,453

See Accompanying Notes to Financial Statements

CBG Financial Group, Inc.
Statement of Operations
Year Ended December 31, 2011

Revenues:	
Commissions	$ 5,882,791
Margin interest sharing	840,463
Trade handling income	738,855
Broker charge Income	700,893
Other income	24,809
Interest	961
Total revenue	8,188,772
Expenses:	
Commissions	4,209,624
Salaries	762,365
Independent contractors	261,508
Regulatory fees	169,565
Communication costs	159,410
Insurance costs	285,344
Professional fees	49,447
Advertising and marketing	65,417
Clearing costs	370,642
Postage and delivery	37,147
Occupancy costs	374,714
Bad debt expense	130,021
Depreciation expense	5,823
Fines and Penalties	120,317
Other expenses	156,370
Total expenses	7,157,714
Net income	$ 1,031,058

See Accompanying Notes to Financial Statements

CBG Financial Group, Inc.
Statement of Changes in Shareholder's Equity
Year Ended December 31, 2011

	Common Stock - No Par Value		Retained	
	Shares	Amount	Earnings	Total
Balance, December 31, 2010	100	$ 456,410	$ 678,007	$ 1,134,417
Distributions	-	-	(1,250,000)	(1,250,000)
Net income	-	-	1,031,058	1,031,058
Balance, December 31, 2011	100	$ 456,410	$ 459,065	$ 915,475

See Accompanying Notes to Financial Statements

CBG Financial Group, Inc.
Statement of Cash Flows
Year Ended December 31, 2011

Cash flows from operating activities:	
Net income	$ 1,031,058
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation expense	5,823
Changes in assets and liabilities:	
(Increase) decrease in:	
Due from clearing broker	451,122
Other assets	(123,690)
Due from brokers	(10,344)
Increase (decrease) in:	
Accounts payable and accrued expenses	87,009
Commissions payable	(269,691)
Net cash provided by operating activities	1,171,287
Cash flows from investing activities:	
Purchase of property and equipment	(70,251)
Net cash used in investing activities	(70,251)
Cash flows from financing activities:	
Distributions	(1,250,000)
Net cash used in financing activities	(1,250,000)
Net increase in cash	(148,964)
Cash, beginning of year	603,803
Cash, end of year	$ 454,839

<u>Supplemental disclosure of cash flow information:</u>

Cash paid during the year for interest and taxes	$ -

See Accompanying Notes to Financial Statements

NOTE 1 - DESCRIPTION OF BUSINESS

CBG Financial Group, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulation Authority (FINRA). The Company was incorporated in the State of New York on June 17, 1975. The Company is engaged principally in the brokerage of equity securities.

All customer accounts are cleared though Sterne, Agee & Leach.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Advertising Costs

Advertising costs are expensed when incurred. Advertising expense for the year ended December 31, 2011 was $65,417.

Revenue Recognition

For transparency, matching and convenience, the Company chooses to recognize trading revenue, Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a settlement date basis. Securities transactions of the Company are also recorded on a settlement date basis. Generally Accepted Accounting Principles (GAAP) requires revenue to be recorded on a trade basis. As the Company's clearing firm prepares all reports on a settlement date basis, for transparency, matching and lastly convenience the Company chooses to recognize revenue on that basis as well. For the year ending December 31, 2011 the difference in the amount of revenue the Company would have recorded if transactions were recorded on the trade date as opposed to the settlement date is insignificant and not material. The Company feels that settlement date approximates trade date recognition of revenue.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal income taxes has been included in these financial statements.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Property and Equipment

Property and equipment are stated at cost. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income in the year of disposition. Depreciation and amortization are being computed over the estimated useful lives of the assets, generally five to seven years, using the straight-line method.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, except for the first 12 months of operations when it shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2011, the Company had net capital of $448,473 which was $348,473, in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was .72 to 1.

NOTE 4 – RECEIVABLE FROM CLEARING ORGANIZATIONS

The Company clears all of its proprietary and customer securities transactions through another broker-dealer on a fully disclosed basis. At no time is the Company in possession of customer funds.

The Company has a $317,612 receivable from their clearing organization at December 31, 2011 which consists primarily of net commissions due from customer trades.

As required by its clearing organization, a deposit of $100,000 exists at Stern, Agee & Leach, the Company's clearing organization. The clearing deposit is included in "Cash" on the balance sheet and is subject to the terms of the Clearing Broker agreement.

NOTE 5 - PROPERTY AND EQUIPMENT

At December 31, 2011 property and equipment consist of the following:

Computer equipment	$20,329
Furniture and equipment	54,381
Total property and equipment	74,710
Less accumulated depreciation	(5,877)
Property and equipment, net	$ 68,833

Depreciation expense amounted to $5,823 for the year ended December 31, 2011.

NOTE 6 – OTHER ASSETS

Other assets are primarily comprised of Broker advances, and prepaid insurance and rent. At December 31, 2011 the Company reported $373,093 of other assets.

NOTE 7 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits.

NOTE 8 – FINANCIAL INSTRUMENTS

The carrying amounts reported in the balance sheet for cash, receivables, prepaid expenses, deposits and payables approximate fair value based on the short-term maturity of these instruments.

NOTE 9 – RELATED PARTY TRANSACTIONS

Lease

Our offices are located on 2101 NW Corporate Blvd. Suite 402, Boca Raton, FL and 560 Broad Hollow Rd. Suite 101, Melville, NY.

The Company subleases 11,119 square feet of office space at the Florida location for approximately $28,000 per month base rent, all utilities except telephone are included under the agreement; and subleases approximately 1,470 square feet of office space at the New York location for approximately $2,700 per month. Both subleases are with a related party, the agreement is on a month to month basis with no expiration date.

NOTE 10 – SUBSEQUENT EVENTS

We have evaluated subsequent events through February 23, 2012, the date the financial statements were available to be issued. There are no significant subsequent events as of that date.

SUPPLEMENTARY INFORMATION

CBG Financial Group, Inc.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2011

Net capital computation:		
Total shareholder's equity	$	915,475
Deductions and/or charges:		
Non-allowable assets:		
Other assets		441,930
Receivables from non-customers		25,072
Total non-allowable assets		467,002
Net capital before haircuts on securities positions		448,473
Haircuts on securities		-
Net capital		448,473
Required minimum capital		100,000
Excess net capital	$	348,473
Aggregate indebtedness:		
Aggregate indebtedness as included in the Statement of Financial Condition	$	323,978
Ratio of aggregate indebtedness to net capital		.72 to 1
Reconciliation:		
Net capital, per unaudited December 31, 2011 FOCUS report, as filed	$	507,725
Audit Adjustments		(59,252)
Net capital, per December 31, 2011 audited report, as filed	$	448,473

CBG FINANCIAL GROUP, INC.
SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17A-5
OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2011

CBG Financial Group, Inc. is claiming exemption under the provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii) as all customer transactions are cleared through Sterne, Agee & Leach, Inc. on a fully disclosed basis.

Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3.

SHERB & CO., LLP
Certified Public Accountants

7900 Glades Road, Suite 540
Boca Raton, FL 33434
Tel: 561.886.4200
Fax: 561.886.3330
e-mail: info@sherbcpa.com
Offices in New York and Florida

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To The Shareholder
CBG Financial Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of CBG Financial Group, Inc. for the year ended December 31, 2011, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons
2) Recordation of differences required by rule 17a-13
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants.

A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Certified Public Accountants

Boca Raton, Florida
February 23, 2012

SHERB & CO., LLP

Certified Public Accountants

7900 Glades Road, Suite 540
Boca Raton, FL 33434
Tel: 561.886.4200
Fax: 561.886.3330
e-mail: info@sherbcpa.com

Offices in New York and Florida

Independent Auditor's' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Shareholder
CBG Financial Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation, Form SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the period ended December 31, 2011, which were agreed to by CBG Financial Group, Inc. ("CBG") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating CBG's compliance with the applicable instructions of the General Assessment Reconciliation, Form SIPC 7. CBG's management is responsible for compliance with those requirements. This agreed--upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the period ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the period ended December 31, 2011 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Sherb & Co., LLP
Certified Public Accountants

Boca Raton, Florida
February 23, 2012